Filed by Ariba, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: FreeMarkets, Inc.

Commission File No.: 000-27913

Text of email sent by Ariba to its employees, dated May 11, 2004

FORWARD LOOKING STATEMENTS

The following includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Ariba and FreeMarkets, including future financial and operating results, statements concerning Ariba’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such forward-looking statements are based on the current beliefs and expectations of Ariba’s and FreeMarkets’ management and are subject to various known and unknown risks and uncertainties. Ariba and FreeMarkets caution you that any forward-looking information provided by or on behalf of Ariba or FreeMarkets is not a guarantee of future performance.

Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, risks surrounding the closing of the merger, including the failure of Ariba and FreeMarkets stockholders to approve the merger; risks surrounding the integration of FreeMarkets’ business following the closing of the merger; the risk that any cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products and rapid technological change. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Ariba’s and FreeMarkets’ Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Neither Ariba nor FreeMarkets undertakes any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

Aribians—

In our April 27 company-wide meeting, Bob Calderoni outlined the status of our pending merger with FreeMarkets at a high level, including the substantial progress we have made in our integration efforts so far. This email contains some additional supporting detail to share our progress to date with you. If you have any questions about this email or other facets of the merger, please let me know or send your question to “Employee Questions.”

Best Regards,

Jim Dailey

Merger Update:

1)	Merger Regulatory Filings

➢ Early termination of the Hart-Scott-Rodino pre-merger notification period has been granted

➢ SEC review process is continuing

■    This is an iterative process which we believe is nearing completion

➢ We continue to target deal closure for late June, subject to regulatory and stockholder approvals

2) Work Team Activities

Sales and Services

➢ Have completed design of post-merger Ariba’s Go-To-Market organization and approach

■    Go-To-Market approach is a hybrid model consisting of a few select industry verticals (within North America) in combination with a regionally aligned sales force

■    Preliminarily scheduled Sales/Services all-hands meeting in July to launch new Go-To-Market approach

■    Working to define the Sales and Services operational processes to support post-merger Ariba.

■    Working with international leadership to define combined organization structures in NA, EMEA and Asia

Marketing

➢ Completed design of post-merger Ariba’s marketing organization

➢ Reconfigured organization to reflect new products/services mix and Go-To-Market approach

➢ Currently developing market-facing materials to support post-merger Ariba’s:

■    Corporate messaging

■    Product/solutions marketing

■    Rationalized pricing approach

Engineering

➢ Have completed rationalization of post-merger Ariba’s collective product offerings in conjunction with Marketing

➢ Near completion of Product Roadmap which defines the timeline and strategy to merge the 2 product development organizations and work products

IT / Operations

➢ Near completion of rationalizing collective business systems of post-merger Ariba

➢ Need to finalize the approach for business system gaps—areas where the current Ariba or FreeMarkets application will not suffice going forward

G&A

➢ Announced post-merger Ariba organization in late April

➢ Continued work on process integration across multiple departments

TSS / Customer Support

➢ Nearing completion of business model design required to support the combined solution suite of both companies

➢ Working to finalize TSS support organization

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Ariba and FreeMarkets are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by Ariba and FreeMarkets with the SEC at the SEC’s Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained for free from Ariba and FreeMarkets.

In addition to the joint proxy statement/registration statement, Ariba and FreeMarkets file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ariba or FreeMarkets at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ariba’s and FreeMarkets’ filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

The respective directors and executive officers of Ariba and FreeMarkets and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Ariba’s directors and executive officers is available in its proxy statement filed with the SEC by Ariba on May 15, 2003, and information regarding FreeMarkets’ directors and executive officers is available in its proxy statement filed with the SEC by FreeMarkets on April 17, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov.